Exhibit 99.1


                          012 SMILE.COMMUNICATIONS LTD.
                            1 Alexander Yanai Street
  Petach Tikva, 49277, Israel - +972-72-200-3113 (phone), +972-3-939-9832 (fax)

             Notice of Extraordinary General Meeting of Shareholders
             -------------------------------------------------------

We cordially invite you to an Extraordinary General Meeting of Shareholders (the: "Meeting") to be held on Tuesday, March 16, 2010 at 11:00 a.m. (Israel time) at the offices of the Eurocom Group at 2 Dov Friedman Street, Ramat Gan 52503, Israel, for the following purposes:

1. To approve an amendment to our Articles of Association to change our company's name to "B Communications Ltd." or any similar name approved by the Israeli Registrar of Companies; and

2. To approve certain amendments to our Articles of Association to comply with the regulatory framework to which we will be subject following our acquisition of the controlling interest in Bezeq - The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE: BZEQ).

3. To approve the participation of our controlling shareholder, Internet Gold - Golden Lines Ltd., in a proposed private offering of our ordinary shares in Israel.

Shareholders may review the full version of the proposed resolutions in our proxy statement as well as the accompanying proxy card, as of February 12, 2010, via the Israeli Securities Authority's electronic filing system at http://www.magna.isa.gov.il or the website of the Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il and also at the Company's offices (1 Alexander Yanai Street, Petach Tikva, 49277, Israel) during regular business hours.

Our company's representative is Mr. Ami Barlev (2 Dov Friedman Street, Ramat Gan, Israel Tel: 03-7530104 Fax: 03-7530083)

Shareholders of record at the close of business on February 8, 2010 are entitled to notice of and to vote at the Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Quorum
------

The presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of our company's voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If within half an hour from the time designated for the adjourned Meeting a quorum is not present, any number of shareholders present will constitute a quorum. This notice shall serve as notice of such reconvened Meeting if no quorum is present at the original date and time and no further notice of the reconvened Meeting will be given to shareholders.

Majority Vote Standard
----------------------

Items (1) and (2): Each ordinary share entitles the holder to one vote. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of proposals (1) and (2).

Item (3): Each ordinary share entitles the holder to one vote. Under the Israeli Companies Law, the participation of our controlling shareholder, Internet Gold - Golden Lines Ltd., in a proposed private offering of our ordinary shares in Israel requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided, that one of the following conditions is fulfilled: (i) the majority of votes voted in favor of the matter shall include at least one-third of the votes of shareholders not having a Personal Interest (as defined in the Israeli Companies Law) in the matter, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in our company.

February 5, 2010